Exhibit 99.2

North Atlantic Value LLP

Ground Floor

Ryder Court

14 Ryder Street

London UK, SW1Y 6QB

May 14, 2007

Meadow Valley Corporation, Board of Directors

Mr. Bradley E Larson

Mr. Kenneth D Nelson

Mr. Charles E Cowan

Mr. Charles R Norton

Mr. Don A Patterson

Meadow Valley Corporation

4411 South 40th Street

Suite D-11

Phoenix, Arizona 85040

Dear Members of the Board of Directors:

We have now had an opportunity to review your 2007 Proxy Statement.

As you are aware, I have extensive knowledge of your industry.

There are four points on which we would like to comment regarding your 2007 Proxy Statement:

Proposal 3: Shareholder Proposal to sell Meadow Valley’s interest in Ready Mix, Inc. (RMI):

1. There is no obvious reason for Meadow Valley to own RMI. A bonding house would much prefer the cash in Meadow Valley rather than a holding in an illiquid equity. They may not let you release all the cash back for the shareholders but certainly some.

2. You are correct in saying that RMI creates significant profitability for Meadow Valley, but this is somewhat irrelevant as it sends no cash to Meadow Valley. The real issues at Meadow

Valley appear to be excessive corporate overhead and what appears to be an inability to achieve industry profit margins on the contracts that are won. From the outside it is difficult to understand the problems but we must hold the current Board and management responsible for this failure.

3. Given the pathetic level of inside ownership and the director propensity to sell or have no ownership, it is, in our opinion, that the Board has little incentive to enhance shareholder value. If we had any doubts to the contrary then the recent issue of a PIPE without offering existing large shareholders the chance to participate, and the poison pill’s ownership threshold at 15% gives us no doubt what the Board’s real agenda is.

4. We appreciate that to maximize on the value of your assets, shareholders will need to have a degree of patience so that Meadow Valley can recover on its lawsuits, however this does not prevent the Board from putting forward a medium term strategy that can lead to achieving that goal more directly.

In these circumstances we believe it is in the interests of our clients and, indeed all shareholders that unless Meadow Valley comes up with a clear publicly announced strategy to maximize shareholder value over an appropriate period of time to be discussed with all the major shareholders no later than June 1st, we intend to vote our shares:

AGAINST	Proposal 1:	the reappointment of your directors; and

FOR	Proposal 3:	the shareholder resolution to sell RMI.

We hope that you also share our objective of maximizing shareholder value.

Yours sincerely,

/s/ Christopher H.B. Mills

Christopher H.B. Mills

Chief Investment Officer

North Atlantic Value LLP